January 30, 2015

Via EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.

Re:          Dominovas Energy Corporation
Registration Statement on Form S-1
Filed November 4, 2014
File No. 333-199826

Dear Mr. Schwall:

We have reviewed the comments of the SEC reviewing staff (the “Staff”) referencing the S-1 Registration File No. 333-199826 on December 2, 2014 and filed Amendment No. 1 in response to the comments.  The numbered paragraphs below respond to the comments of corresponding number in the December 2 comment letter:

General

1.  The offering has been reduced from 75,000,000 shares to 15,000,000 shares.  The revised share amount  is less than 20% of the outstanding shares. We believe that an offering of such reduced proportions will not be viewed as a primary offering.

Prospectus cover page

2.  Please refer to the Prospectus cover page of Amendment No. 1 to the  S-1 Registration Statement to review the correction made to reflect selling Shareholder as singular.

Directors, Officers, Promoters, and Control Persons, page 18

3.  Please refer to page 18 of Amendment No. 1 to the S-1 Registration Statement for the updated biographies in accordance to Item 401 of Regulation S-K.

Description of Business, page 23

4.  Please refer to page 23 and Exhibit 10.7of Amendment No. 1 to the  S-1 Registration Statement. The Delphi MOU was inserted as Exhibit 10.7.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

Investment in Pro Eco Energy, page 27

5.  Ownership in Pro Eco Energy was purchased by the previous management of Western Standard Energy Group prior to the acquisition of Dominovas Energy Corporation on February 20th, 2014.    Pro Eco Energy has an expertise in design and engineering of efficient heat recovery from waste heat.  Waste heat recovery units are an energy recovery heat exchange that recovers heat from hot streams.  In our case the hot stream could come from the RUBICON™.  Theoretically, the combination of the two systems would add to the total efficiency of the system as well as dramatically reduce thermal and air pollution.  Dominovas Energy’s current interest in Pro Eco is to determine whether its technology can be beneficial to  the technology of the RUBICON™.

Dominovas Energy’s ongoing evaluation of this acquisition will determine whether the acquired company will be of benefit short term or long term. If the determination that the technology is not of benefit to support the acquisition of Pro Eco Energy is not a  fit from a technology perspective, a divestiture of our ownership shares will be pursued in the upcoming quarter.

Financial Statements

General

6.  The financial statement index may be found on page F-1 of the attached revised S-1 Registration Statement.

7.  Updates were made to the inception date evidenced in the document to reflect an inception date of October 16, 2003.  Please refer to the various sections of Amendment NO. 1 to the S-1 Registration Statement.

8.  The pro forma financial statements reflecting the acquisitions of Pro Eco Energy LTD and Dominovas Technologies LLC are included in Amendment No. 1 to the S-1 Registration Statement.

Dominovas Energy Corporation, page F-1

9.  Form NT-10K was filed on December 2, 2014 and the requirement for two years of audited financial statements and management discussions will be met within the prescribed time period provided in the filing of the extension.  The accounting firm of Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants has been, and is engaged and has completed the 10Q in accordance with the Comments received from the subject S-1 Registration Statement.  The filing of the 10K was completed on December 31, 2014 and is in compliance with Item 11(h) of Form S-1 and Item 303 of Regulation S-K.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

10.  Accounting firm Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants completed the audit of the August 31, 2014 audited 10K and all financial statements are updated to reflect the 10K and comply with Item 11(e) of From S-1 and Rule 8-08 of Regulation S-X.

11. The Pro Eco investment has been accounted for as an equity investment.

As at November 30, 2013, the investee had net liabilities of $149,488. The difference between the amount at which the investment is carried and the amount of underlying equity of the investee is $348,276.

The difference between the value of the investment and the underlying equity of the investee has not been recognized in the financial statements as the investment has been accounted for under the equity method.

As addressed earlier, in that current management was not involved in the acquisition, the current belief is that the Company’s prior management did not file a Super 8-K at the time the Pro Eco investment was made because they did not view it as having sufficient materiality to remove the Company from the category of shell company.  This was also the initial view of present management when the subsequent acquisition of Dominovas Technologies occurred.  Subsequently, in regards to Dominovas Technologies, we determined that that acquisition was important and material. A Super 8K was filed and later amended in response to review by the SEC Staff.  As noted in paragraph 8 above, pro forma financial statements have been included for the Dominovas acquisition.

Present management has no knowledge as to why the financials were not filed nor what analysis was performed to make the decision to purchase Pro Eco.  In light of current circumstances involved there is not sufficient continuity of the acquired entity to indicate the need to disclose prior financial statements in as material to and understanding Company’s future operations.

As noted in paragraph 5 above, the Company’s present management is actively evaluating the investment in Pro Eco with a view to determining whether continued investment should be maintained or divested.  As that decision has not yet been made, the investment has been referred to in Amendment No. 1 to the S-1 but without elaboration that might give the impression that it is strategically important specific to fuel cell technology which is not the case.  While the balance sheet asset for the minority equity interest in Pro Eco may be disproportionate at this time, the principal thrust and core of the Company’s business plan is the fuel cell business acquired with Dominovas Technologies, LLC.  The Dominovas fuel cell business is presently pre-revenue. However, it is expected that, in quarters to come, as Power Provider Agreements are executed as is expected consistent with Dominovas’ business model, the resultant revenue from those agreements will serve to diminish Pro Eco’s percentage of the total company balance sheet.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

Dominovas Technologies LLC, page F-7

12.  Please refer to page F-19 of Amendment No. 1 to the S-1 Registration Statement to review the quarterly financial statements for Dominovas Technologies LLC.

Form 10-K for the Fiscal Year ended August 31, 2013

13.  Form 10K for the Fiscal Year ended August 31, 2013 was previously submitted.  Form NT-10K was filed on December 2, 2014 allowing an extension on the submittal of the August 31, 2014 Fiscal Year End financials.  We filed the 10K on December 31, 2014 and are in compliance with the reporting obligations under Rule 13a-1 of Regulations 13A.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Neal Allen
President and Principal Executive Officer
Dominovas Energy Corporation

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com